March 29, 2011

Patrick Gilmore
Accounting Branch Chief
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington DC 20549-2001

Re:	MICROS Systems, Inc. Form 10-K for the Fiscal Year Ended June 30, 2010 Filed August 27, 2010 File No. 000-09993

Dear Mr. Gilmore:

We are providing this letter in response to the comments of the staff contained in your letter to Cynthia A. Russo dated February 8, 2011.

As requested by the staff, MICROS Systems, Inc. acknowledges the following with regard to the 2010 Form 10-K:

•	MICROS Systems, Inc., is responsible for the adequacy and accuracy of the disclosures in the 2010 Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	MICROS Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, please feel free to contact me at 443-285-8045.

Sincerely, /s/ Cynthia A. Russo Cynthia A. Russo Executive Vice President and Chief Financial Officer, MICROS Systems, Inc.